EXHIBIT 2.1
SHARE SALE AND PURCHASE AGREEMENT
Between
EQT II BV
and
the Minority Shareholders
on the one hand
and
Brady GmbH on the other hand
regarding
the sale and purchase of all outstanding instruments issued by
Tradex Holding AB
Advokatfirman Hammarskiöld & Co
Skeppsbron 42
PO Box 2278
SE-103 17 Stockholm

SHARE SALE AND PURCHASE AGREEMENT
This Share Sale and Purchase Agreement is made on the 7th day of April 2006 by and between on the one hand;
1.	EQT II BV (hereinafter for itself referred to as “EQT BV”), a company incorporated under the laws of the Netherlands, whose registered office is Strawinskylaan 1159, 1077XX Amsterdam, the Netherlands, for itself as shareholder in the Company (as defined herein) and in its capacity as investment manager and asset manager for EQT II Non-Registered Partnership (hereinafter for itself referred to as the “Fund”) and as representative of the Fund and of those shareholders in the Company listed in Exhibit A, (EQT BV, the Fund and the shareholders in the Company as set out in Exhibit A are hereinafter together referred to as the “EQT Investors”); and

2.	Those shareholders in the Company listed in Exhibit B (hereinafter for themselves referred to as the “Minority Shareholders”) (EQT BV and the Minority Shareholders hereinafter collectively referred to as the “Vendors”), and on the other hand

3.	Brady GmbH, corp. reg. no. HRB 32127, a company incorporated under the laws of Germany, whose registered office is at Otto-Hahn Strasse 5-7, 63225 Langen, Germany (hereinafter referred to as the “Purchaser”).
WHEREAS;
A.	Tradex Holding AB, corp. reg. no. 556523-6881, a company incorporated under the laws of Sweden, whose registered office is Bultgatan 31, 442 40 Kungälv, Sweden (hereinafter referred to as the “Company”) has issued Instruments (as defined herein) in the form of shares in the Company, Warrants (as defined herein) and Convertible Loans (as defined herein) that give the right to call for the issue of or conversion of debt into new shares in the Company to the Participants. Apart from 216,000 Warrants and 161,900 Convertible Loans held by Tradex AB, following repurchases made under the Management Incentive Programme, the Warrants and Convertible Loans are owned by the participants in the Management Incentive Programme (as defined herein) as set out in Exhibit C (hereinafter for themselves referred to as “the Participants”). Immediately subsequent to execution of this Agreement, arrangements will be made for the transfer to EQT BV of the Warrants and Convertible Loans held by the Participants. At Completion Date the Participants’ Warrants and Convertible Loans will be transferred from EQT BV to the Purchaser, unless those Convertible Loans have at that time been converted into shares in the Company prior to Completion, in which case all such shares will be included among the Shares (as defined herein) transferred to the Purchaser.
B.	The object of the Company’s business is to, through directly or indirectly owned subsidiaries, develop, produce and sell converted components primarily intended for the cellular telephone industry and application systems for such components, as well as other activities comparable therewith.

C.	The Purchaser desires to purchase and the Vendors wish to sell all of the Instruments on the terms and conditions set out in this Agreement.
NOW THEREFORE THE PARTIES HEREBY AGREE as follows:
1.	DEFINITIONS AND INTERPRETATIONS

1.1	In this Agreement and in the Exhibits hereto, which shall form part of this Agreement, the following words and expressions shall have the meanings respectively set out opposite them;

“Accounting Principles”	shall mean the accounting principles applied by the Company and Tradex Converting, such principles are set out in the Company’s and Tradex Converting’s annual accounts for the financial years 2004 and 2005 which have been provided to the Purchaser;

“Accounts”	shall mean the annual audited accounts of the Company and each of the Subsidiaries, where such annual audited accounts are required to be prepared, for the financial years 2004 and 2005;

“Adjusted Ceiling”	shall have the meaning set out in Section 8.1 (ii) below;

“Agreement”	shall mean this Share Sale and Purchase Agreement and all the exhibits attached hereto, each of which constitutes an integral part of this Agreement;

“Bank Debt”	shall mean that part of the Debt, which is financed by Nordea Bank;

“Business Day”	shall mean a day on which banks are open for business in Stockholm (excluding Saturdays, Sundays and public holidays);

“Cash”	shall mean amounts standing to the credit of any Group Company on any bank account, securities or other instruments for cash placement or hedging (including unrealised gains under hedging instruments) held by any Group Company and petty cash and other physical cash held by any Group Company, including, for the avoidance of doubt, all amounts held on bank accounts by the Subsidiaries in China;

“Ceiling”	shall have the meaning set out in Section 8.1 (i) below;

“Claim”	shall mean a claim made by the Purchaser against the Vendors under this Agreement;

“Company”	shall have the meaning set out in the introductory paragraph (A) above;

“Completion”	shall mean the completion of this Agreement in accordance with Section 5 below;

“Completion Balance Sheet”	shall mean the document set out in Section 3.4 below in the form attached hereto as Exhibit 1.1(a) and l.l(c);

“Completion Date”	shall mean the date following from Section 5.1 below;

“Condition Precedent”	shall have the meaning set out in Section 4 below;

“Convertible Loans”	shall mean all convertible loans issued by the Company as part of the Management Incentive Programme (including the creditors’ rights pertaining thereto);

“Debt”	shall mean the consolidated interest bearing debt of the Group, less the debt pertaining to the Convertible Loans, but including any other liabilities or obligations for borrowed money, evidenced by notes, bonds, debentures, guarantees, letters of credit or similar obligations, secured by liens or for capitalized lease obligations and include all associated principal, interest and prepayments and other penalties, charges, expenses and fees;

“Deficiency”	shall mean any deficiency, liability, claim, damage, Third Party Claim, or any loss or expense suffered or incurred by the Company or any of the Subsidiaries, after reduction of any tax effect in accordance with Section 8 below, caused by a breach of any of the Warranties or covenants or other undertakings under this Agreement;

“Deposit”	shall have the meaning set out in Section 3.8.1 below;

“Directors”	shall mean the board members of the Company and Tradex Converting appointed by the Vendors, directly or indirectly, as set out in Exhibit l.l(b);

“Disclosure Letter”	shall mean the disclosure letter issued by the Vendors as set out in Exhibit 6;

“Employees”	shall mean the employees employed by any Group Company;

“Enterprise Value”	shall mean SEK 1.1 billion (SEK 1,100,000,000);

“Environmental Laws”	shall mean any laws, statutes, directives or regulations relating to pollution or protection of the public health and the environment, including laws, rules, statutes, directives, regulations, policies or guidelines relating to emissions, discharges, releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including without limitation ambient air, surface water, ground water or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, industrial, toxic or hazardous substances or waste in the jurisdictions where the Group Companies carry on operations whether sales and marketing or manufacturing or both;

“EQT BV”	shall have the meaning set out in the introductory paragraph (1) above;

“EQT Investors”	shall have the meaning set out in the introductory paragraph (1) above;

“Escrow Account”	shall mean the account set out in Section 5.3 (i) below;

“Escrow Account and Pledge Agreement”	shall mean the agreement substantially in the form as set out in Exhibit 5.3 (i);

“Escrow Bank”	shall mean Skandinaviska Enskilda Banken;

“Estimated Cash”	shall mean the Signing Date estimate of the Cash as of the Completion Date;

“Estimated Debt”	shall mean the Signing Date estimate of the Debt as of the Completion Date;

“Estimated Net Debt”	shall mean the Estimated Debt less the Estimated Cash as set out in Exhibit 1.1(c);

“Estimated Net Worth”	shall mean the estimate on Signing Date of the Net Worth as of the Completion Date calculated in a manner consistent with the calculation of the Net Worth (as of 31 December 2005) and as set out in Exhibit l.l(d);

“Estimated Net Worth Adjustment”	shall mean the difference between the Net Worth (as of 31 December 2005) and the Estimated Net Worth;

“Final Net Worth”	shall mean the Final Net Worth as of the Completion Date calculated in a manner consistent with the calculation of the Net Worth (as of 31 December 2005) and as determined in accordance with the procedure set out in Sections 3.4-3.7;

“Fund”	shall have the meaning set out in the introductory paragraph (1) above;

“Final Purchase Price”	shall mean the final purchase price for the

Instruments as set out in Section 3.1;

“GAAP”	shall mean generally accepted accounting principles in Sweden;

“Group Companies”	shall mean the Company and its directly or indirectly owned Subsidiaries (including Tradex AB);

“Group Company”	shall mean any of the Group Companies;

“Half-year Accounts”	shall mean the half-year accounts for the Company, and Tradex Converting, if any, for the the half-year of financial years 2004 and 2005;

“Instruments”	shall mean the Shares, Warrants and Convertible Loans issued by the Company held by the EQT Investors, the Minority Shareholders, the Participants and Tradex AB;

“Intellectual Property Rights”	shall mean all registered patents, trademarks, service marks, business and trade names, designs, patterns, trade dress, logos;

“Intellectual Property”	shall mean (i) the documented know-how (meaning in this context a secret and specified know how of a method or process relating to the Group Companies’ operations), inventions, trade secrets, (ii) documented technology (meaning in this context a secret and specified technology relating to the Group Companies’ operations) (iii) copyrights (including rights in computer software), software and software licences, all source and object code, algorithms, websites, domain names, (iv) proprietary and confidential customer lists, proprietary processes and formulae, and (v) development tools and confidential business information data;

“Interim Management Accounts”	shall mean the monthly management accounts (including but not limited to a balance sheet and income statement), where available, for the Company and Tradex Converting for the period from 1 January 2006 through the Completion Date;

“Key Excecutive”	shall mean Hans Eriksson (CEO), Henrik Johansson (COO), Ola Sjölin (Area Manager APAC), Ted Düring (Area Manager Europe) and Magnus Tedestedt (Area Manager Americas);

“Loss”	shall mean the net effect of an annualized recurring loss of operating profits on a Group level during the period between the date of this Agreement and the Completion Date as compared with the Company’s EBITA on a Group level during the fiscal year 2005 according to the Company’s audited Accounts. The net effect is determined after the Company takes such measures to reinstate the Group Companies to a position and earnings comparable to the positions during the fiscal year 2005. For purposes of clarification, a Loss shall exclude customary changes in the business operations due to variations in order cycles or their equivalent;

“Management Incentive Programme”	shall mean the management incentive programme implemented on the basis of Warrants and Convertible Loans issued by the Company;

“Material Contracts”	shall mean the contracts of the Company or its Subsidiaries which are listed in Exhibit 6.8.1 hereto;

“Minority Shareholders”	shall have the meaning set out in the introductory paragraph (2) above;

“Net Debt”	shall mean the Debt as of Completion Date less the Cash as of Completion Date, calculated in accordance with Exhibit 1.1 (c);

“Net Worth”	shall mean the Total Assets less the Total Liabilities (excluding the Net Debt however as of 31 December 2005) of the Group Companies as of 31 December 2005 according to the Companies audited Accounts and as set out in Exhibit 1.1 (a);

“Net Worth Adjustment”	shall mean the recalculation of the Purchase Price by a SEK by SEK change in the Final Net Worth (on Completion Date) as compared to the Net Worth (on 31 December 2005) as calculated and determined in accordance with the procedure set out in Sections 3.4-3.7;

“Participants”	shall have the meaning set out in the introductory paragraph (A) above;

“Party”	shall mean the Vendors or the Purchaser, “Parties” shall mean the Vendors and the Purchaser collectively;

“Preliminary Purchase	shall mean the Enterprise Value of SEK 1.1
Price”	billion less the Estimated Net Debt;

“Purchase Price”	shall mean the Enterprise Value of SEK 1.1 billion less the Net Debt;

“Purchaser”	shall have the meaning set out in the introductory paragraph (3) above;

“Related Party”	shall mean the Vendors and the board members and directors of the Group Companies;

“SEK”	shall mean the lawful currency of Sweden from

time to time;

“Shares”	shall mean all the shares of the Company;

“Subsidiaries”	shall mean the companies listed in Exhibit 1.1(e);

“Signing Date”	shall mean the date first above written;

“Tax”	shall mean all taxes, levies, charges, fees including but not limited to income taxes, corporation tax, capital gain tax, transfer tax, social security fees, duties, sales tax, value added tax, stamp duty, payroll taxes and duties, property taxes, employment related taxes for which the Group Companies are liable, including any withholding tax and any other taxes which may be payable to or imposed by any tax authority together with any interest, penalties or additions to tax;

“Third Party Claim”	shall mean any claim by a third party (including by tax authorities and other governmental authorities) against the Company or any of the Subsidiaries;

“Tradex AB”	shall mean the Company’s Swedish sub-subsidiary Tradex AB, with corp. reg. no. 556545-4443;

“Tradex Converting”	shall mean the Company’s Swedish sub-subsidiary AB Tradex Converting, with corp. reg. no. 556204-4767;

“Vendors”	shall have the meaning set out in the introductory paragraph (2) above and EQT BV shall for the purpose of this Agreement be considered to own the Instruments owned by the EQT Investors;

“Vendors’ knowledge”	shall mean the actual knowledge of the Directors and the Key Excecutives after due inquiry into the relevant subject matter;

“Warranties”	shall mean the warranties and representations set out in Section 6 below; and

“Warrants”	shall mean all Warrants issued by the Company as part of the Management Incentive Programme.
1.2	The following provisions shall apply to the construction and interpretation of this Agreement and its Exhibits:
(a)	References to statutes, acts and the like of whatever jurisdiction shall include any modification, re-enactment or extension thereof whether made before or after the signing of this Agreement and any orders, regulations, instruments or other subordinate legislation made thereunder in force from time to time;

(b)	The masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa;

(c)	References to persons shall include bodies, corporate entities, firms, unincorporated associations and partnerships;

(d)	The headings are inserted for convenience only and shall not affect the construction of this Agreement;

(e)	References to Sections, sub-sections and Exhibits are to the Sections and sub-sections of and Exhibits to this Agreement and include documents, etc. referred to in such Sections, sub-sections and Exhibits.

2.	SALE AND PURCHASE

2.1	Subject to the terms of this Agreement, the Vendors shall sell all of the Instruments to the Purchaser and the Purchaser shall purchase all of the Instruments from the Vendors on the Completion Date.

2.2	The Instruments shall be sold free from all liens and encumbrances and together with all accrued benefits and rights pertaining thereto.

3.	PURCHASE PRICE

3.1	The Final Purchase Price for the Instruments consists of:
(i)	the Purchase Price;

plus

(ii)	the Net Worth Adjustment.
3.2	At the Completion the following shall be paid by the Purchaser in SEK in immediately available funds:
(i)	the Preliminary Purchase Price (of which an amount corresponding to SEK ninety (90) million shall be paid to the pledged Escrow Account in accordance with Section 3.8.1 below);

plus

(ii)	the Estimated Net Worth Adjustment SEK eight million seven hundred and forty seven thousand (8,747,000) (to be paid to the Escrow Account in accordance with Section 3.8.1 below);

plus

(iii)	the Bank Debt at the Completion Date to be paid to Nordea Bank.

3.2.1	The Preliminary Purchase Price shall be adjusted on a SEK by SEK basis for any difference between the Estimated Net Debt and the Net Debt as of the Completion Date, in accordance with the procedure set out in Sections 3.4-3.7 below.

3.3	The Estimated Net Worth Adjustment shall be adjusted on a SEK by SEK basis for any difference between the Estimated Net Worth Adjustment and the Net Worth Adjustment as of the Completion Date in accordance with the procedure set out in Sections 3.4-3.7 below.

3.4	Subsequent to Completion, the Purchaser shall prepare the Completion Balance Sheet showing (i) the Final Net Worth and the Net Worth Adjustment, and (ii) the Net Debt. The Completion Balance Sheet shall be based on the un-audited consolidated management accounts prepared by the Company as of the Completion Date.

3.4.1	The un-audited consolidated management accounts shall be prepared in accordance with the Accounting Principles and procedures used by the Company when preparing its audited annual accounts and Group Company accounts for 2005, provided, that such accounting principles and procedures are in accordance with Swedish GAAP consistently applied. The un-audited consolidated management accounts shall be delivered to the Purchaser by the Company no later than thirty (30) days after the Completion Date.

3.4.2	The Purchaser shall deliver the Completion Balance Sheet to the Vendors within fifteen (15) days after receipt of the un-audited, consolidated management accounts from the Group Companies.

3.5	Within fifteen (15) days after the delivery of the Completion Balance Sheet to the Vendors by the Purchaser, the Vendors shall notify the Purchaser in writing if it approves the Completion Balance Sheet and (i) the Net Worth Adjustment, and (ii) the Net Debt which follows therefrom without amendments or if not, specify the reason therefore. Unless the Vendors objects to the Completion Balance Sheet within such time period, the Completion Balance Sheet and (i) the Net Worth Adjustment, and (ii) the Net Debt, which follows there from shall at the expiry of such time period become final and binding upon the Parties for the purpose of this Agreement.

3.6	If the Parties are unable to resolve any objections notified in accordance with Section 3.5 above within twenty (20) days after the expiration of the fifteen (15) day period provided for in Section 3.5 and should the dispute concern an amount not exceeding SEK ten (10) million the dispute and the overall determination of the Completion Balance Sheet and the (i) Net Worth Adjustment, and (ii) the Net Debt, which follows there from shall be submitted to a single auditor of a reputable public accounting firm to be agreed between the Parties or in default of agreement appointed by the Arbitration Institute of the Stockholm Chamber of Commerce. Should the dispute concern an amount equal to or in excess of SEK ten (10) million, then either Party may refer the matter and the overall determination of the Completion Balance Sheet and (i) the Net Worth Adjustment, and (ii) the Net Debt, which follows there from to arbitration pursuant to Section 17 below. Any determination in accordance with this Section 3.6 shall be final and binding on the Parties.

3.7	When the Completion Balance Sheet and (i) the Net Worth Adjustment, and (ii) the Net Debt, which follows there from have become final and binding upon the Parties for the purpose of this Agreement as set out in Sections 3.5 or 3.6, the adjustment as set out below in this Section shall take place.

If the amount of the Final Net Worth is at least SEK five (5) million below the Net Worth, an amount equal to the difference in excess of SEK 5 million between the amount of the Final Net Worth and the Net Worth shall be released to the Purchaser from the Escrow Account within five Business Days following such determination of the Net Worth Adjustment and the remaining amount of the deposited Estimated Net Worth Adjustment standing on the Escrow Account shall immediately be released from the Escrow Account to the Vendors. If the difference is so great that the amount of the deposited Estimated Net Worth Adjustment standing on the Escrow Account does not suffice to pay the Purchaser, the surplus amount shall be released to the

Purchaser from the remaining amount deposited by the Purchaser in the Escrow Account.

If the amount of the Net Worth Adjustment is greater than the Estimated Net Worth Adjustment an amount equal to the Estimated Net Worth Adjustment shall immediately be released to the Vendors from the Escrow Account and in addition an amount equal to the difference between the amount of the Net Worth Adjustment and the Estimated Net Worth Adjustment shall be paid by the Purchaser to the Vendors in SEK within five Business Days following such determination of the Net Worth Adjustment.

If the Net Debt is greater than the Estimated Net Debt, then the difference shall be paid to the Purchaser by the Vendors and if the Net Debt is less than the Estimated Net Debt, then the difference shall be paid to the Vendors by the Purchaser.

If Completion takes place more than ten (10) weeks after the Signing Date the following shall take place :

The amount of the difference between the Net Worth Adjustment and the Estimated Net Worth Adjustment, resulting in a payment to either the Vendors or the Purchaser, as set out above in this Section 3.7, shall be capped at SEK fifty (50) million.

The amount of the difference between the Net Debt and the Estimated Net Debt, resulting in a payment to either the Vendors or the Purchaser, as set out above in this Section 3.7, shall also be capped at SEK fifty (50) million.

3.8	Escrow Account

3.8.1	The Purchaser shall at Completion Date make a cash deposit of SEK ninety (90) million (the “Deposit”) into the Escrow Account under an Escrow Account and Pledge Agreement with the Escrow Bank and the Deposit shall be pledged to the Purchaser.

3.8.2	Withdrawals from the Escrow Account may only be made as follows:
(a)	Upon determining the Net Worth Adjustment as set out in Section 3.7 an amount equal to all or part of the Estimated Net Worth Adjustment (including interest thereon) may be released to the Vendors upon their request to the Bank in accordance with what is set out in Section 3.7;

(b)	Upon determining the Net Worth Adjustment as set out in Section 3.7 an amount equal to all or part of the Estimated Net Worth Adjustment or a greater amount corresponding to the Net Worth Adjustment (including interest thereon) may be released to the Purchaser upon his request to the Bank in accordance with what is set out in Section 3.7;

(c)	Following the Completion Date, the Purchaser may request the Escrow Bank’s release of amounts in the Escrow Account required to satisfy Claims made not later than 18 months following Completion Date and which have been finally settled;

(d)	After 18 months from the Completion Date, the Vendors may request the Escrow Bank’s release of an amount up to 50 % of the original Deposit less any Claims made, provided that the amount remaining on the Escrow Account following such withdrawal is sufficient to cover the amount of Claims made by the Purchaser and which have not been settled;

(e)	Following Completion Date, the Purchaser may request the Escrow Bank’s release of an amount up to the balance amount on the Escrow Account to satisfy environmental or Tax Claims made not later than 24 months following the Completion Date and which have been finally settled; and

(f)	After 24 months from the Completion Date, the Vendors may request the Escrow Bank’s release of the remaining amount in the Escrow Account, provided the Purchaser has not made any Claims which have not been finally settled, in which case, however, the part of the balance amount exceeding the amount of the Claims may be released. Upon settlement of all outstanding Claims the balance amount shall be released in accordance with such settlement.
4.	CONDITION PRECEDENT

4.1	The obligations of the Purchaser to complete the purchase of the Instruments under this Agreement are conditional upon the satisfaction or waiver, on or prior to the Completion Date, of the obtaining of clearance or a decision not to take any further action from the competition authority and other authorities relevant for the transaction under this Agreement, as listed in Exhibit 4.1.

4.2	The Purchaser shall be responsible for the preparation of necessary notifications to those authorities described in Exhibit 4.1 and for any costs and expenses incurred in relation to such notifications. The Purchaser undertakes to submit the necessary notifications as soon as possible and to use all reasonable efforts to do so within five (5) Business Days after the Signing Date. The Purchaser will use all reasonable endeavours to fulfil or procure the fulfilment of the condition set out in Section 4.1 above and will notify the Vendors in writing, immediately after it becomes aware of the satisfaction of such condition. The Vendors shall provide all necessary assistance and undertake all reasonable actions the Purchaser may require in relation to the preparation of notifications and filings provided for herein.

4.3	In the event the relevant competition or other authorities would not be prepared to give its clearance to the sale and purchase contemplated herein, the Purchaser undertakes to negotiate in good faith with the relevant authorities in order to obtain clearance and to take all measures reasonably required by the relevant competition authorities so that the said sale and purchase will not be prohibited or restricted in any material way. The Vendors shall upon the reasonable request of the Purchaser assist and if required participate in all negotiations with the relevant competition authorities.

5.	COMPLETION

5.1	Completion shall take place, unless otherwise agreed in writing between the Parties, at the offices of Hammarskiöld & Co in Stockholm, Sweden before 10 a.m. five (5) Business Days from the date upon which the Condition Precedent in Section 4.1 is satisfied, deemed to be satisfied or waived (the “Completion Date”). If Completion has not occurred on or before June 30, 2006 this Agreement shall automatically become null and void and neither Party shall have any claims against each other by reason thereof.

5.2	At the Completion Date the Vendors shall:
(i)	in exchange for the payments to be made in accordance with Section 5.3 below, cause the transfer of all the Instruments (less those instruments held by Tradex AB) to the securities account designated by the Purchaser;

(ii)	cause the Directors to resign from the board of the Company and Tradex Converting;

(iii)	deliver a legal opinion from a reputable Dutch law firm confirming EQT BV’s legal status and authority to sign this Agreement and the Escrow Account and Pledge Agreement;

(iv)	deliver all other documents required to be delivered to the Purchaser under this Agreement to complete the transactions contemplated hereby and such further documents as the Purchaser may reasonably require in connection with the Completion; and

(v)	certify that all claims and debts pertaining to the Related Parties have been finally settled.

5.3	At the Completion Date, the Purchaser shall pay the Preliminary Purchase Price and the Estimated Net Worth Adjustment as follows:
(i)	make payment in cash of the Deposit of SEK ninety (90) million into a specified interest bearing account (the “Escrow Account”) with the Escrow Bank, to be held as collateral for Claims under the Agreement, and to be held, disbursed and administrated in accordance with the terms of a separate agreement (the “Escrow Account and Pledge Agreement”) between EQT BV, the Purchaser and the Escrow Bank, substantially in the form set out in Exhibit 5.3 (i);

(ii)	make a cash deposit of the Estimated Net Worth Adjustment to the Escrow Account; and

(iii)	pay to EQT BV, as representative of all the Vendors, the remaining part of the Preliminary Purchase Price, in immediately available funds in accordance with EQT BV’s transfer instructions to be provided to the Purchaser not later than five (5) Business Days prior to the Completion Date.
5.4	At the Completion Date, the Purchaser shall refinance or pay off the Bank Debt.

5.5	At the Completion Date, the Vendors shall cause a shareholders meeting and a board meeting to be held by the Company and the Group Companies allowing the Purchaser to appoint new directors and deputy directors and to appoint company signatories. The Purchaser shall prepare the minutes of said meetings as well as the necessary ancillary documentation, and the Purchaser shall procure that the documentation, immediately following said meetings, is submitted to and received by the Swedish Companies Registration Office. The resigning directors shall have no claims against the Company and the Group Companies other than salary under any employment contracts with the Company or the Group Companies. This shall be evidenced by resignation letters in form and substance satisfactory to the Purchaser.

5.6	At the next annual general meeting of the Company and the Subsidiaries, the Purchaser undertakes to grant the Directors and any such other directors as listed in Exhibit 5.6 and who have retired in connection with the Completion or otherwise during the last fiscal year, discharge from liability for their administration until the Completion Date (or the earlier date of the retirement), however, provided that, in the auditors’ reports for the relevant period, the auditors of the Company and the Subsidiaries do not recommend against such discharges.

5.7	Should the Vendors fail to effect the registration of any Instruments (such Instruments hereinafter referred to as “Incomplete Instruments”) in the securities account as provided for in Section 5.2 (i) above, the Purchaser may withhold such part of the Purchase Price that corresponds to the value of the respective Incomplete Instrument, which values are set out in Exhibit 5.7.

Upon the registration subsequent to the Completion Date of any Incomplete Instruments in the name of the Purchaser, then the Purchaser shall immediately release and pay to the Vendors the part of the Purchase Price withheld in respect of that Incomplete Instrument.

The Purchaser shall at the Vendors’ resonable request give assistance and provide information to the Vendors for the Vendors’ transfer of the Incomplete Instruments to the Purchaser and for the Vendors’ verification of the number of Incomplete Instruments.

In the event that the Vendors fail to effect the registration of at least ninety (90) per cent of the Instruments at the Completion Date in the securities account as provided for in Section 5.2 (i) above, the Purchaser shall have the right to rescind this Agreement.

6.	REPRESENTATIONS AND WARRANTIES OF THE VENDORS

Subject to matters disclosed to the Purchaser in this Agreement and its Exhibits and in the Disclosure Letter, Exhibit 6, issued by the Vendors, the Vendors, on a pro rata basis in proportion to their ownership interests in the Instruments, make representations and warranties (the

“Warranties”) in favour of the Purchaser with respect to the issues mentioned below in this Section 6, all of which, including matters disclosed to the Purchaser in this Agreement and its Exhibits, and in the Disclosure Letter, Exhibit 6, are true, complete and accurate as of the date hereof and will be true, complete and accurate as well as of the Completion Date. Vendors shall update the Disclosure Letter against the Warranties up to the Completion Date with regard to circumstances occurring after the Signing Date.

If such updated disclosures contain a Loss, the Purchaser shall have the following rights:

(i) if the Loss is less than SEK eight (8) million below EBITA 2005 according to the Company’s audited Accounts on a Group level, the Purchaser has no other rights or remedies other than those which exist if a breach of a Warranty has occurred;

(ii) if the Loss is between SEK eight (8) million and SEK 25 million below EBITA 2005 according to the Company’s audited Accounts on a Group level, the Purchaser has a right to negotiate a corresponding adjustment of the Purchase Price, such negotiation regarding adjustment to be conducted in good faith and failing agreement, will give the Purchaser and the Vendors the right to rescind this Agreement; and

(iii) if the Loss is more than SEK 25 million below EBITA 2005 according to the Company’s audited Accounts on a Group level, or in the case of (a) a loss of the trading relationship with Nokia (b) a loss of the W.L.Gore supply agreement or (c) a major loss of operation in China including but not limited to a major loss of the Langfang factory work force, the Purchaser and the Vendors shall have the right to rescind the Agreement with neither Party having any claims against each other by reason thereof. Should the Purchaser make use of its rights under (ii) above, that shall (provided the use of such rights lead to a payment or other settlement or a rescission) exclude the Purchaser from any right to make a Claim under the Warranties in respect of the Loss. For the avoidance of doubt, the events under (a), (b), (c) above are not Warranties.

Each Vendor shall be solely responsible for a breach of Warranty regarding title, authority, enforceability and registered share capital as set out in Sections 6.1.1, 6.2.1, 6.3.1 and 6.3.2 in respect of its respective Instruments. For the avoidance of doubt, no matters, occurrences or events other than those disclosed in the Agreement (including but not limited to the limitations in Section 8) and its Exhibits and in the Disclosure Letter, shall in any way affect the Vendors’ liabilities under the Warranties of this Agreement.

6.1	Share Capital and the Company

6.1.1	The Company and its Subsidiaries have the fully paid-up share capital as set out in Exhibit 6.1.1 hereto. The Shares and, except as set out in Exhibit 6.1.1, the shares of the Subsidiaries are fully paid and the Shares are registered in the name of the Vendors and the shares of the Subsidiaries are registered in the name of the respective companies set out in Exhibit 6.1.1.

6.1.2	There is no agreement or commitment outstanding which calls for the allotment, issue or transfer of or accords to any person the right to call for the allotment or issue or transfer of, any shares (including the Shares) or securities of the Company or any of the Subsidiaries, except as set out in the Management Incentive Programme and in this Agreement.

6.1.3	The Company is duly organised and validly existing under the relevant laws of Sweden and has the full power and authority under its articles of association to carry on its business as currently conducted. The Subsidiaries are duly organised and validly existing under the relevant laws in the respective jurisdictions where they are incorporated and have the full power and authority under their articles of association to carry on their businesses as currently conducted.

6.1.4	The Subsidiaries are direct or indirect subsidiaries of the Company.

6.1.5	None of the Vendors or the Group Companies has filed (or has had filed against it) a petition in bankruptcy, or is insolvent within the meaning of applicable laws, rules, regulations or similar requirements. None of the Vendors or the Group Companies has initiated any proceedings with respect to a compromise or arrangement with their creditors or for the dissolution, liquidation or reorganisation of the Vendors or the Group Companies, or the winding up or cessation of the business or affairs of the Vendors or the Group Companies. No receiver or administration receiver or liquidator has been appointed in respect of the Vendors or the Group Companies or any of their material assets and no execution has been levied upon any of their material assets.

6.2	Title to Instruments

6.2.1	Each of the Vendors is the legal owner of its respective Instruments.

6.2.2	The Instruments are fully paid, free from all liens, charges and other encumbrances, except as set out in Exhibit 6.2.2.

6.3	Capacity

6.3.1	Each of the Vendors warrant that it has the powers to enter into and to perform its obligations under this Agreement which, when executed, will constitute binding obligations of each of the Vendors in accordance with its terms.

6.3.2	Each of the Vendors warrants that it is neither prohibited nor restrained by its by-laws, articles of association or similar document, or by any agreements to which it is a party, from entering into this Agreement and consummating the transactions contemplated hereby, and this Agreement and the transactions related hereto have been duly authorised by all necessary corporate actions of the Vendors.

6.4	Accounts, Half-year Accounts and Interim Management Accounts

6.4.1	Except as set out in Exhibit 6.4.1, the annual audited accounts for the fiscal years 2004 and 2005 of the Company for itself and on a Group level and Tradex Converting will in all material respects conform with the Swedish Book Keeping Act and be in accordance with the Accounting Principles, GAAP, the Swedish Annual Accounts Act and the Recommendations issued by the Swedish Financial Accounting Standards Council, and the Accounts present a true and fair view of the financial position and the results of operations of the respective Group

Company they relate to as of the respective dates and for the periods referred to in such Accounts and conform in all material respects with the local GAAP in their respective jurisdictions.

6.4.2	The Half-year Accounts and the Interim Management Accounts are, to the best of the Vendors’ knowledge, complete in all material respects and have been prepared in accordance with the procedures as set out in Exhibit 6.4.2, established by the Company and, if applicable, by Tradex Converting, for such Half-year Accounts and Interim Management Accounts.

6.5	Books and Records

Except as set out in Exhibit 6.5, the statutory books and records (including all register and minute books) of the Company and its Subsidiaries have been properly kept and are maintained by the respective Group Company in a complete form and contain a legally accurate and complete record of the kind of matters required to be dealt with in those books.

6.6	Conduct of Business until Completion

The Company and its Subsidiaries have from 1 January 2006 until Signing Date carried on their respective businesses in the ordinary and usual course following past practice and as presently conducted in a consequent manner and will from Signing Date until Completion Date carry on their respective businesses in the ordinary and usual course following past practice and as presently conducted in a consequent manner.

There has not been any material adverse change in the financial condition of the Group Companies during said periods and except as set out in Exhibit 6.6, the Company and the Subsidiaries have not and will not during the said periods, other than within the ordinary course of business:
(i)	enter into any obligation in excess of SEK 1 million;

(ii)	dispose of any asset, right, lease, licence or like item in excess of SEK 1 million;

(iii)	change the method of accounting practice or policy in the Group Companies;

(iv)	amend the articles of association of the Group Companies;

(v)	change the share capital of the Group Companies;

(vi)	change or amend any Material Contract;

(vii)	declare or pay any dividends or make any other distribution with respect to the Shares or any shares of the Group Companies;

(viii)	enter into any borrowing or lending arrangements aside from trade payables or receivables incurred or entered into in the ordinary course of business;

(ix)	make any payments to any employee or other person with a relation to the Group Companies outside the ordinary course of business;

(x)	enter into any other transactions in excess of SEK 1 million outside of the ordinary course of business of the Group Companies;

(xi)	omit to inform the Purchaser about actual knowledge obtained during said periods regarding release or emission of hazardous substances by third parties polluting premises or real properties owned, leased or used by the Group Companies, however, for the avoidance of doubt, the Vendors shall have no liability whatsoever for the pollution of the premises or real properties owned, leased or used by the Group Companies, by third parties;

(xii)	omit to inform the Purchaser of a Loss as set out in Section 6 in this Agreement.

6.7	Insurance

The Company and the Subsidiaries have the insurance policies as set out in Exhibit 6.7A. The policies provide adequate insurance coverage for the assets and the operations of each of the Group Companies. All insurance policies are fully in force and effect (or will be in full force and effect following renewal in accordance with what is set out in Exhibit 6.7A), and will continue to be so through the Completion Date. There has been no written notice of cancellation of theses policies, except as set out in Exhibit 6.7 B, and nothing has been omitted or done, which might make any of the insurance policies void or voidable. All insurance claims in excess of SEK 500,000 made or pending since January 1, 2003 are set out in Exhibit 6.7C. All premiums due have been paid.

6.8	Material Contracts

6.8.1	Exhibit 6.8.1 lists all agreements involving any of the Group Companies in excess of SEK two (2) million per year, excluding for the avoidance of doubt any component quotations and offers, hereinafter referred to as the “Material Contracts”. All Material Contracts are valid and in full force and effect and constitute legal, valid and binding obligations of the Company and each Subsidiary (as appropriate). Neither the Company nor the Subsidiaries have received, and neither the Company nor the Subsidiaries have given, written notice of termination of any Material Contract and to the best of Vendors’ Knowledge no oral notice of such termination has been received.

6.8.2	To the best of the Vendors’ knowledge, the Company or the Subsidiaries or the other parties to a Material Contract are not in any material way in default under any Material Contract, which is currently in force.

6.8.3	Neither the Company nor any Subsidiary has manufactured, sold, or provided any product or service which did not comply with all laws and regulations in force and applicable at the time of the manufacture, sale, or provision, or which has given rise to any product liability claims under any applicable product liability statutes. There is not presently nor has there been since January 1, 2003 any material failure or defect in any product sold by the Company or any Subsidiary in relation to their respective business that has required or that, to the best of the Vendors’ knowledge, will require a general recall or replacement campaign with respect to such product.

6.9	Assets

Each Group Company has good and marketable title to all of its owned assets, free and clear of any and all liens, and, except as set out in Exhibit 6.9A, is in sole possession of, and has sole control of, its owned assets. Except as disclosed in Exhibit 6.9B, none of the assets used by the Group Companies is leased, rented, licensed, or otherwise not owned by the Group Companies. The assets owned or used by the Group Companies include all of the assets which are necessary for the operation of the Group Companies business as now conducted.

All of the fixed assets and other tangible properties and assets owned or used by the Group Companies include all of the fixed assets and other tangible properties and assets which are necessary for the operation of the businesses of the Group Companies as currently conducted and are in such good operating condition and repair as considered normal in the kind of business in which the Group Companies are active, normal wear and tear also excepted, and such assets and their use conform in all material respects to applicable laws and regulations required for their operation.

6.10	Licenses and Permits

The Company and the Subsidiaries have all and are in material compliance with, the necessary licences, irrespective of their kind, permits and authorisations to carry on their respective businesses as presently conducted and, the Company or the Subsidiaries have not received any written notices of non-compliance or that any such necessary license, permit or authorisation is being revoked, withdrawn or not renewed, except as set out in Exhibit 6.10.

6.11	Real Estate

The Company or its Subsidiaries do not own any real property. Exhibit 6.11A sets forth a true and complete list of all premises and real properties leased by the Company or its Subsidiaries (the “Real Property Leases”) and the terms thereof. Neither the Company nor any Subsidiary is in default under any Real Property Lease and no written claim of any default thereunder has been received by the Company or any Subsidiary, which has not been cured. All rent and other sums and charges payable by the Company or any Subsidiary under any of the Real Property Leases are current. To the best of the Vendors’ knowledge, all and any obligations of the Group Companies to keep and maintain the premises and real properties in good condition and repair have been fulfilled, and except as set out in Exhibit 6.11B, the Group Companies have fulfilled their obligations in respect of maintenance and care of the premises or real estate in accordance with their obligations under the Real Property Leases, normal wear and tear excepted. All requirements of the Group Companies pertaining to the Real Property Leases have been met and there are no claims or requirements against the Group Companies in respect of a failure to meet such requirements, and the premises and real properties are in such good operating condition and repair, as considered normal in the kind of business in which the Group Companies are active, normal wear and tear excepted,. Except as disclosed in Exhibit 6.11C, none of the Real Property Leases expire according to its terms, prior to or within six (6) months of the Completion Date.

6.12	Litigation

Other than in respect of normal debt collection proceedings, neither the Company nor the Subsidiaries are engaged in any litigation or arbitration, whether as a plaintiff, defendant or otherwise and, to the best of the Vendors’ knowledge, no litigation or arbitration, by or against the Company or the Subsidiaries, exceeding SEK 400,000 is threatened, except as set out in Exhibit 6.12.

6.13	Intellectual Property

6.13.1	The Intellectual Property Rights set out in Exhibit 6.13.1 comprise all Intellectual Property Rights that are owned or used by the Company and the Subsidiaries. The Company and each Subsidiary owns, uses, licenses or otherwise possesses valid rights to use, the Intellectual Property Rights and the Intellectual Property used in, or reasonably required for the conduct of the business operations of the Company and each Subsidiary as presently conducted. All documentation pertaining to the Intellectual Property Rights and Intellectual Property (if documented) remains with the respective Group Company.

6.13.2	Neither the Company nor the Subsidiaries have been notified in writing, or, to the best of the Vendors’ Knowledge, orally, of any third party challenging the validity of any Intellectual Property Rights or Intellectual Property and neither has received any written claim whether for infringement, damages or otherwise made by any third party which relates to the use of the Intellectual Property Rights or the Intellectual Property by the Company or the Subsidiaries, except as set out in Exhibit 6.13.2 hereto.

6.13.3	Neither the Company nor the Subsidiaries have granted any licence in respect of any Intellectual Property Right or Intellectual Property, except as set out in Exhibit 6.13.3.

6.13.4	All persons retained or employed by the Company and Tradex Converting who, in the course of their work for the Company and Tradex Converting will or might reasonably be expected to contribute to the creation or development of Intellectual Property Rights, are bound by rules under Swedish law and applicable collective bargaining agreements whereby all Intellectual Property Rights which such persons may contribute to, produce or develop during their work for the Company or Tradex Converting vests in the Company or Tradex Converting in accordance with said law or collective bargaining agreements and each Group Company has ensured to acquire from each present or past Employee, all such rights that are embraced by the relevant legislation or collective bargaining agreements.

6.14	Employment and Pension Agreement

6.14.1	There is no pending, or to the best of the Vendors’ knowledge threatened claim or labour litigation in respect of the Company or the Subsidiaries and no strike by the Employees, except as set out in Exhibit 6.14.1.

6.14.2	To the extent required by applicable law in the relevant jurisdictions and the Accounting Principles, provisions have been made in the Accounts or in the Completion Balance Sheet, for the pension undertakings to be paid to current or former directors or other Employees of the Company and the Subsidiaries. Neither the Company nor any Subsidiary has any current, future or contingent liability for pensions or related retirement benefits, which are not either fully insured by a third party, fully funded or fully provisioned in the Accounts or in the Completion Balance Sheet.

6.14.3	Exhibit 6.14.3 lists all Employees with a salary in excess of SEK 500,000 per year including all material benefits properly and completely set out. All such Employees are employed on normal conditions including work hours, salaries and benefits.

6.14.4	Exhibit 6.14.4 contains a true and complete description or copies of the collective bargaining agreements and employee benefit plans (if any) to which the Company or any Subsidiary is bound. Said agreements are in full force and effect, and neither the Company nor any Subsidiary is in default under them. All financial liabilities and obligations arising out of the employee benefit plans, if any, are fully accounted for in the Accounts or in the Completion Balance Sheet where such accounting is legally required in the respective jurisdictions.

6.14.5	All liabilities to all Employees and former employees for all periods prior to the Completion Date (except for accrued or not yet due current remuneration), whether by virtue of laws, rules, regulations, contracts or otherwise, have been fully satisfied and discharged, including without limitation, severance or other termination payments due to any former employees of the Company or any Subsidiary, except as reserved in the Accounts or in the Completion Balance Sheet.

6.14.6	Since January 1, 2006, neither the Company nor any Subsidiary has granted any general wage increase, or adopted any bonus, profit sharing, pension, savings or other employee benefit plan or amendment thereto or entered into any employment contracts, except in the ordinary course of business or as set out in Exhibit 6.14.6.

6.14.7	All agreements with Employees are in compliance with applicable laws in the respective jurisdiction where the Employee in question is employed, except as set out in Exhibit 6.14.7.

6.15	Tax Returns

The Company and the Subsidiaries have duly filed on a timely basis all Tax returns and Tax related documents required to be filed and each of such returns or documents completely and accurately reflects the facts regarding the income, properties, operations, status or other information required to be shown therein and is not, to the best of the Vendors’ knowledge, disputed. There are no Tax audits pending, or to the best of the Vendors’ knowledge threatened, with respect to the Company and the Subsidiaries, except as set out in Exhibit 6.15.

6.16	Payment of Taxes

The Company and the Subsidiaries have duly paid or accrued for all Taxes required to be paid except for such, if any, as are being contested in good faith by appropriate proceedings, and the Company and the Subsidiaries have not received any notice about any payment of penalty or interest in connection with any claim for Taxes, except as is set out in Exhibit 6.16.

6.17	Environmental Issues

6.17.1	No civil, criminal or administrative actions, investigations, revisions or other proceedings have been taken or made relating to the Company’s or the Subsidiaries’ manufacture, processing, distribution, storage, disposal, transport, or handling, or emission, discharge or release into the environment, of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste or any other material, the presence of which requires investigation or disclosure under Environmental Laws of the Company’s or the Subsidiaries’ businesses and to the best of Vendors’ knowledge no such actions, investigations, revisions or other proceedings may be expected.

6.17.2	The Company and the Subsidiaries have obtained all permits, licenses and other authorizations which are required for the operation of the Company’s and each Subsidiary’s business under any Environmental Law.

6.17.3	The Company and each Subsidiary is in material compliance with all terms and conditions of the permits, licenses, decrees, judgments, orders, authorizations required under any Environmental Laws.

6.17.4	There is no environmental claim pending, or, to the Vendors’ knowledge, threatened, against the Group Companies, or any material obligation concerning environmental claims, in relation to a third party who stores on behalf of the Group Companies, or receives from the Group Companies deposits or disposals of, hazardous substances. The Group Companies have not received any written or, to the Vendor’s knowledge, oral communication that alleges that any of the Group Companies, their assets, properties or premises or operations is or was claimed to be in violation of or in non-compliance with or that any of the Group Companies is responsible or potentially responsible for the investigation or remediation of hazardous substances under any Environmental Laws.

6.17.5	There has been no release or emission of any hazardous substances by any of the Group Companies or any employee or representative of the

Group Companies from any premises or real properties owned, leased or used by the Group Companies. To the best of Vendors’ knowledge, there has not since 31 December 2004 and up to the Signing Date been any release or emission of any hazardous substances by any third party on any real estate owned, leased or operated by the Group Companies, however, for the avoidance of doubt, the Vendors shall have no liability whatsoever for such release or emission by any third parties.

6.18	No Violation/Change of Control

Neither this Agreement, nor the transactions contemplated herein are in violation of the by-laws or other organizational instruments of the Company or any Subsidiary or will, in accordance with any agreement, constitute a breach of or an event of default under such agreement to which the Vendors, the Company or any Subsidiary is a party, or will, in accordance with its terms modify in any material way the rights and obligations of any of the parties thereto except as set out in Exhibit 6.18.

6.19	Compliance with Law

6.19.1	The Company and each Subsidiary is in material compliance with and has, to the best of the Vendors’ knowledge, at all times been in material compliance with, and is not in default or violation in any material respect of any applicable law, in the respective jurisdiction for the Company and each respective Subsidiary and in jurisdictions where products are sold or marketed by the Group Companies (including but not limited to any Environmental Laws, product liability laws and the WEEE Directive (if applicable)), regulation, permit or ordinance affecting its properties, assets or the operation of its businesses. The Company and each Subsidiary have obtained or presented, as the case may be, the necessary confirmations regarding RoHS complicance with regard to the following suppliers listed in Exhibit 6.19.1.

6.20	Transactions with Related Parties

6.20.1	Except for transactions on arm’s length or in the ordinary course, the Company, Tradex Converting and other Subsidiaries are not parties to any transaction or proposed transaction, including, without limitation, the leasing of property, the purchase or sale of raw materials or finished goods, the furnishing of services or the borrowing or lending of money, with any Vendor or director or employee, agent, or consultant of the Company or Tradex Converting or a third party owned or controlled by an Employee, except as set forth on Exhibit 6.20.1 hereto. There is no Employee that owns or has any ownership interest in any corporation or entity which is in competition with the Company’s business.

6.20.2	Except for the ordinary course payment of salary and the provision of employee benefits, no Group Company, has any obligations to any Vendor or Employee and no Vendor or Employee has any obligations to any Group Company, except as set forth in Exhibit 6.20.2.

6.20.3	None of the Group Companies or any of their respective directors or employees has, to the best of the Vendors’ knowledge, engaged in conduct that would violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act, as amended.

6.21	Brokers and Related Parties

No broker, finder, investment banker is entitled to any brokerage fee, finder’s fee or other fee from the Company or any Subsidiary in connection with the transaction contemplated by this Agreement.

6.22	No Untrue Statements

No statement by the Vendors contained in this Agreement and its Exhibits contains or will contain any untrue or misleading statement and to the best of the Vendors’ knowledge no material fact or circumstance has been omitted which will render such statements untrue or misleading. All information communicated by the Vendors to the Purchaser is accurate.

6.23	Indemnity

There are no Taxes payable by the Company in relation to the granting, sale or exercise of the Instruments by the Employees.

7.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

7.1	The Purchaser is duly organised and validly existing under the laws of Germany, having all licenses, authorisations and corporate powers to carry on its business as now conducted and to enter into this Agreement, which, when executed, will constitute binding obligations on the Purchaser in accordance with its terms.

7.2	The Purchaser is neither prohibited nor restrained by its by-laws, articles of association or similar document, or by any agreements to which it is a party, from entering into this Agreement and consummating the transactions contemplated hereby, and this Agreement and the transactions related hereto have been duly authorised by all necessary corporate actions.

8.	INDEMNIFICATION

8.1	Any and all liability towards the Purchaser under the Warranties may only be directed against the Vendors. The Vendors are, subject to what is set out below in this Section 8, liable for breach of any of the Warranties on a pro rata basis in proportion to each respective Vendor’s ownership in the Instruments. For this purpose EQT BV shall be deemed to have the ownership interest of the Instruments owned by the EQT Investors and hence, with the exceptions herein stated, be fully liable for any breach of a Warranty pertaining to the portions of the respective EQT Investors. Each Vendor shall however be solely responsible for a breach of Warranty regarding title, authority, enforceability and registered share capital as set out in Sections 6.1.1, 6.2.1 and 6.3.1 and 6.3.2 in respect of its respective Instruments. Any compensation payable by the respective Vendors under this Agreement shall only be for a Deficiency and only in the form of a reduction of the Final Purchase Price corresponding to the Deficiency on a SEK per SEK basis after any reductions in accordance with this Section 8. The liability of any of the Vendors for breaches of the Warranties under Sections 6.1.1, 6.2.1 and 6.3.1 and 6.3.2 shall never exceed the part of the Final Purchase Price that each Vendor has received respectively.

The Vendors’ aggregate liability to compensate the Purchaser under this Agreement for other breaches of warranties shall
(i)	during the first eighteen (18) months following Completion, not exceed the amount from time to time standing to the credit of the Escrow Account (the “Ceiling”); and

(ii)	during the period starting on the first day of the 19th month up to and including the last day of the 24th month following Completion, not exceed 50 per cent of the Deposit plus an amount corresponding to Claims notified to the Vendors in accordance with Section 8.8 during the first 18 months following Completion (the “Adjusted Ceiling”).
For the avoidance of doubt, the Adjusted Ceiling shall never exceed the Ceiling, except for the indemnity in Section 6.23.

8.2	A claim for a breach of a Warranty may be made by the Purchaser for itself or on behalf of any of the Group Companies affected by the breach of the Warranty. Any compensation under a Claim may, at the Purchasers’ option, be payable to the Group Company that has suffered the loss for which a Claim has been lodged.

8.3	If any Deficiency referred to in this Section 8 is a Tax deductible item, or relates to an untaxed reserve, the reimbursement to the Purchaser shall be reduced by the Tax rate which is applicable in the respective jurisdiction of the Company or the Subsidiary in question at the time of the reimbursement.

8.4	In the event of a Claim being a result of a Tax liability in one fiscal year but the Company and/or a Subsidiary has a right to claim a Tax deduction in any of the following financial years, the Claim shall be reduced by an amount equal to that part of the Tax deduction which could be enjoyed immediately by the Company or the respective Subsidiary. The remaining amount which is not immediately Tax deductible shall, subject to the limitations set out in this Section 8, be paid as a Claim by the Vendors, however, the Vendors shall be entitled to be reimbursed for that part of the Claim for which the Company or the respective Subsidiary in the future is entitled to a Tax deduction when the Company or the respective Subsidiary is entitled to the benefit of such Tax deduction.

8.5	The Purchaser shall not be entitled to make a Claim to the extent and to such amounts that a provision, reserve or accrual for the matter of the Deficiency or cost has been made prior to the Completion Date or the amount of such Deficiency is properly accrued in the Completion Balance Sheet.

8.6	No Claim may be made on facts or circumstances which the Purchaser or its advisors knew prior to the signing of the Agreement or as disclosed in this Agreement.

8.7	Other than in respect of breaches of the Warranties under Sections 6.1.1, 6.2.1 and 6.3.1 and 6.3.2 and 6.23, no Claim shall be brought by the Purchaser against the Vendors under the Warranties unless the Deficiencies amount to SEK eleven (11) million or more in the aggregate, in which case the Vendors shall be liable, subject also to the other limitations set out in this Section 8, for the amount of the Deficiencies less a deductible of SEK five and a half (5.5) million (“the skip”); and no single Deficiency which is less than SEK four hundred thousand (400,000) shall be taken into account.

8.8	No Claim shall be brought by the Purchaser against the Vendors in respect of any breach of the Warranties, unless notice in writing of any such Claim, accompanied by reasonable particulars thereof specifying the nature of the breach and, so far as practicable, the amount claimed in respect thereof, has been given to the Vendors not later than within sixty (60) Business Days from the date the Purchaser became aware of the circumstances giving rise to the Claim and in any event not later than eighteen (18) months after the Completion Date.

In the case of Warranties of a Tax nature under Sections 6.15 and 6.16 such notice shall be given not later than sixty (60) Business Days from the date the relevant Tax authority has assessed a Tax and given notice thereof to the Purchaser, the Company or the respective Subsidiaries and in any event not later than twenty-four (24) months after

Completion Date. In the case of Warranties relating to environmental issues under Section 6.17 such notice shall be given not later than within sixty (60) Business Days from the date the Purchaser became aware of the of the circumstances giving rise to the Claim and in any event not later than twenty-four (24) months after the Completion Date.

8.9	No liability shall arise in respect of any breach of the Warranties;
(i)	if and to the extent that any Claim occurs as a result of any legislation not in force at the date of Completion, or which takes effect retroactively, or occurs as a result of any increase in the rate of Tax in force at the date of Completion or any change in the practice of the relevant Tax authorities;

(ii)	which would not have arisen but for an act, omission or transaction carried out by, at the request of or with the consent of the Purchaser, or persons deriving title from the Purchaser, the Company or the Subsidiaries after the Completion;

(iii)	in respect of any Deficiency or part thereof, which is recoverable under a policy of insurance and which remains in force after the Completion or should have been recoverable under a policy of insurance existing at the Completion if such insurance had continued to be in force after the Completion.
8.10	In case the Purchaser becomes aware of any Third Party Claim for which the Vendors may be liable, the Purchaser shall;
(i)	as soon as reasonably practicable, but in no event later than sixty (60) Business Days after the date the Purchaser, the Company or a Subsidiary became aware of the Third Party Claim, give notice thereof to the Vendors provided, that the failure by the Purchaser to so notify or provide copies to the Vendors shall not relieve the Vendors from any liability to the Purchaser to the extent that the Purchaser can show that such failure shall not have materially prejudiced the defense of such Third-Party Claim;

(ii)	take such action, as the Vendors may reasonably request to avoid, dispute, resist, appeal, compromise or defend such claim, with the proviso, however, that the Purchaser shall not, accept, pay, compromise or make any submission in respect of such claim, without the Vendors prior written consent thereto which consent shall not be unreasonably withheld or delayed; and

(iii)	subject to appropriate confidentiality undertakings, give the Vendors or the Vendors’ duly authorised representatives, reasonable access to the personnel of the Purchaser, the Company and/or the Subsidiaries, as the case may be, and reasonable access to any relevant premises, accounts, documents and records within their respective power, to enable the Vendors, or the Vendors’ duly authorised representatives, to examine such claim, premises, accounts, documents and records and to take copies or photocopies thereof at the Vendors’ expense for the sole purpose of conducting the defense.
8.11	In case a Third Party Claim would arise which could lead to a breach of the Warranties, any negotiations, dispute or litigation relating thereto with any third party may, upon the request by the Vendors, be handled by the Vendors on its own cost and risk, and the Purchaser may upon such request require that the Company and the Subsidiaries will grant to the Vendors the right to defend any such claim and to properly conduct any litigation resulting there from provided that no nomination of legal or other counsel or advisor, settlement or any other material understanding with the claimant or a third party will be made without the prior consultation with the Purchaser and provided that such settlement or material understanding with the claimant or a third party may not lead to negative consequences to the Purchaser’s business.

8.12	If the Vendors have made any payment to the Purchaser as a settlement of a Third Party Claim and subsequent thereto the Purchaser, the Company or the Subsidiaries have the right to recover from any third party any amount that has formed the basis of a Claim, then the Purchaser will inform the Vendors hereof and, upon request of the Vendors, either assign that right to the Vendors or, if the Vendors so direct, the Purchaser, the Company or the Subsidiaries will at the discretion and cost of the Vendors, pursue the said right of recovery and account to the Vendors for any monies or other property recovered.

8.13	No claim shall be made against the Vendors in respect of any warranty, representation, indemnity, covenant, undertaking, liability under any statute or otherwise arising out of, or in connection with, the sale of the Instruments, except where the same is expressly contained in the Warranties or otherwise in this Agreement and the Purchaser confirms that it has only relied on the warranties, representations, indemnities , covenants, undertakings, liabilities expressly contained in the Warranties or in this Agreement.

8.14	The remedies provided to the Purchaser under this Agreement shall be exclusive and hence it is specifically agreed that the Vendors shall only be liable under the specific provisions hereunder and not under any statute including the Swedish Sale of Goods Act.

9.	COSTS AND EXPENSES

Except as expressly otherwise provided herein, the Vendors and the Purchaser, respectively, shall bear their own costs and expenses incurred in connection with pursuing or consummating this Agreement and the transactions contemplated herein whether or not such transactions shall be completed, including, without limitation, all fees of its legal advisors, accountants and other advisors as well as any broker’s or finder’s fees.

10.	CONFIDENTIALITY

The Vendors and the Purchaser undertake not to disclose the content of this Agreement or any other information, whether written or oral, including, without limitation, financial information, trade secrets, customer lists and other proprietary business information, regarding the Company or the Subsidiaries, which information is not known to the general public, unless (i) required to do so by law or stock exchange recommendations or regulations or (ii) such disclosure has been consented to by the Vendors or the Purchaser, as the case may be.

If this Agreement is terminated or becomes null and void, irrespective of the reason therefore, the confidentiality undertakings set out above shall nevertheless continue to apply to all such information and the Parties undertake not to use any such information for any purpose whatsoever and to return or destroy (such destruction to be confirmed in writing to the other Party) all documents received from the other Party.

11.	ANNOUNCEMENTS

The Parties shall mutually determine the date and the form of any announcement of the Purchaser’s acquisition of the Instruments except as may be required by law or stock exchange recommendations or regulations in which case such Party undertakes to inform the other Party in advance in writing.

12.	ASSIGNMENTS

This Agreement shall be binding upon, and inure to the benefit of the Parties and their respective successors and assignees but shall not be assignable by any of the Parties without the prior written consent of the other Party, except as set forth in this Section 12.

Any affiliate of the Purchaser shall be allowed to substitute for the Purchaser in the Purchaser’s rights and obligations under this Agreement at any time. Substitution prior to Completion may only occur provided that the Purchaser shall have notified the Vendors in writing in advance of such substitution and have furnished a guarantee for the proper fulfilment of the substituting affiliate’s obligations hereunder and the Vendors shall have approved the said substitution in writing prior to the substitution date, which approval shall not be unreasonably withheld.

13.	ENTIRE AGREEMENT AND AMENDMENTS

13.1	This Agreement constitutes the entire understanding of the Parties and supersedes all prior agreements, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee, representative or advisor of either of the Parties, the Company or the Subsidiaries.

13.2	This Agreement may only be amended by an instrument in writing duly executed by the Parties. No change, termination or modification of any of the provisions of this Agreement shall be binding on the Parties, unless made in writing in accordance with this Section 13.2.

14.	NOTICES

All notices, consents and other communications required or permitted under this Agreement shall be made in writing and be deemed to have been duly given by the Parties if addressed and delivered by registered mail to the addresses set forth below or to such other addresses as may be given by written notice in accordance with this Section 14.
If to the Vendors:
EQT II BV
Strawinskylaan 1159
1077XX Amsterdam
the Netherlands
with a copy to:
Advokatfirman Hammarskiöld & Co
Att: Peder Hammarskiöld
Box 2278
103 17 Stockholm, Sweden
If to the Purchaser:
Brady Corporation
Att: Roger Mair, Director Legal and Risk Management
6555 West Good Hope Road
Milwaukee, WI 53223
USA

with a copy to:
Baker & McKenzie Advokatbyrå KB
Att: Advokat Leif Gustafsson
Linnegatan 18 P.O Box 5719
114 87 Stockholm, Sweden
15.	INVALIDITY

If any term or provision in this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, such term or provision or part thereof shall to that extent be deemed not to form a part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected.

16.	WAIVER

No waiver by any of the Parties of any of the requirements hereof or of any of its rights hereunder shall have effect unless given in writing and signed by the duly authorised representatives of the other Parties.

17.	GOVERNING LAW AND DISPUTES

17.1	This Agreement shall be governed by and construed in accordance with the laws of Sweden.

17.2	Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce.

17.3	The place of arbitration shall be Stockholm, Sweden. The language to be used in the arbitration proceedings shall be English.

The Parties hereto have executed this Agreement on the day and year first written above in 8 original copies, of which the Parties hereto have taken one each.

Stockholm on 7 April 2006

EQT II BV for itself and as representative of the EQT Investors	BRADY GMBH
By power of attorney

/s/ Sjätte AP-Fonden	/s/ Frank M. Jaehnert

BRADY CORPORATION guarantees the undertakings made by BRADY GMBH under this Agreement as for its own debt

/s/ Frank M. Jaehnert

SJÄTTE AP-FONDEN	ENKLAVEN AB
By power of attorney

/s/ Sjätte AP-Fonden	/s/ Enklaven AB

Jan-Olov Witte	Kaj Thorén

/s/ Jan-Olov Witte	/s/ Kaj Thorén

Per Weijke

/s/ Per Weijke